UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2023

Commission File Number: 001-38097

ARGENX SE

(Translation of registrant’s name into English)

Laarderhoogtweg 25
1101 EB Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On June 20, 2023, argenx SE (the “Company”) issued two press releases and on June 21, 2023, the Company issued an investor presentation, copies of which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including Exhibits 99.1, 99.2 and 99.3, are incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-258251) and S-8 (File Nos. 333-225375 and 333-258253).

Exhibit	Description

99.1	Press Release dated June 20, 2023
99.2	Press Release dated June 20, 2023
99.3	Investor Presentation dated June 21, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE

Date: June 21, 2023	By:	/s/ Hemamalini (Malini) Moorthy
Hemamalini (Malini) Moorthy